January 7, 2009

John Reynolds
Assistant Director
Office of Beverages, Apparel and
  Health Care Services
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

Re:          Chesapeake Corporation
Form 10-K for Fiscal Year Ended December 30, 2007
Schedule 14A for April 23, 2008
File No. 1-3203

Dear Mr. Reynolds:

This is to respond to your letter of December 22, 2008, with respect to the above mentioned filings of Chesapeake Corporation ("Chesapeake" or the "Company").  For convenience of reference, each comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the fiscal year ended December 30, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
Liquidity and Capital Resources, page 35

1.
We note your paragraph that briefly discusses your liquidity and capital resources.  In future filings, please provide enhanced disclosures of known trends, demands, commitments, events or uncertainties that are reasonably likely to result in increasing or decreasing your liquidity and capital resources, as required by Item 303 (a)(1) and (2) of Regulation S-K.  Please discuss the impact of failure to meet financial covenants, events of default on your debt and other significant events that affect your liquidity.

In future filings, the Company has and will continue to provide enhanced disclosures regarding any known matters that are reasonably likely to result in increasing or decreasing our liquidity and capital resources.  In our 2008 filings on Form 10-Q, we have included detailed disclosures regarding  the impact of failure to meet financial covenants, events of default on our debt and other significant events that affect our liquidity.  We will continue to evaluate the adequacy of these disclosures in light of changing circumstances, and ensure that all matters that may affect our liquidity are included.

Critical Accounting Policies, page 41

2.
We note your use of a third-party valuation firm to determine the fair value of your reporting units in testing goodwill.  We also note your use of independent actuaries to develop pension and postretirement benefits costs and credits from their valuation, and for developing pension assumptions with their assistance.  In addition, we note on page 52 that banks provide you with fair value estimates for derivative instruments.  Given your references to the use of such experts, please revise your disclosure in future Exchange Act filings to name each valuation expert and file the appropriate consents pursuant to Item 601 of Regulation S-K.  As an alternative, you may delete all references to the use of outside valuation firms in future Exchange Act filings.

In future filings, we will delete all references to the use of outside valuation firms and independent actuaries.  In addition, we will remove the reference to banks that provide us with fair value estimates for derivative instruments.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 44

3.
We note your Risk Management disclosure on page 39.  In future filings, please provide enhanced quantitative and qualitative disclosures about market risk, as required by Item 305 of Regulation S-K.  This includes specific market risk disclosure for interest rate risk, foreign currency exchange rate risk, commodity price risk, counterparty risk, and other relevant market risks you may be subject to.

In future filings, the Company will provide enhanced quantitative and qualitative disclosures about market risk, as required by Item 305 of Regulation S-K.

Note 9. Income Taxes, page 62

4.
We note that your December 30, 2007 balance sheet includes net current deferred income tax assets of $0.9 million and net non-current deferred income tax assets of $25.4 million.  We also note on your page 62 table, that your net deferred tax assets are $15.0 million, after the valuation allowance of $47.0 million.  In addition, we note that tax credit and net operating loss carryforward benefits increased from $34.7 million to $52.1 million from December 31, 2006 to December 30, 2007.  Please provide us with the following information:

•
The gross tax credits and net operating loss carryforwards by jurisdiction, the corresponding deferred tax asset, including any valuation allowance you have recorded for each, and when the credits and NOL carryforwards will expire

•	An explanation of your basis for concluding that it is more likely than not your deferred tax assets are realizable
•	A description of the nature of positive and negative evidence you considered in your determination and how that evidence was weighted
•
Considering your sizable pre-tax losses in the past several years, tell us how you considered the guidance in paragraphs 20-25 of SFAS 109 in your accounting for the deferred tax valuation allowance for your tax credits and loss carryforwards

•	In future filings, please disclose your tax credits and net operating loss carryforward benefits on separate line items within your deferred tax assets table.

The following table provides the gross tax credits and net operating loss carryforwards by jurisdiction, the corresponding deferred tax asset, including any valuation allowance that has been recorded, and identifies when the credits and NOL carryforwards will expire.  We consider the guidance in paragraphs 20-25 of SFAS 109 in deciding to either recognize a deferred tax asset or to provide a valuation allowance against tax loss carryforwards. Specifically, we consider our deferred tax position in each jurisdiction in which we operate and evaluate the (1) history of prior operating results, (2) the length of relevant carryforward periods, and (3) the extent of any deferred tax liabilities that are scheduled to reverse and create future taxable income.  As noted below, as of December 30, 2007, we have not recognized any deferred tax assets that are reliant on future operating income to be realized.

	Fiscal Year Ended December 30, 2007
	Gross Tax Assets	Valuation Allowance	Net Deferred Assets	Expiration / Comments
US federal tax loss carryforward	17.5	17.5	0.0	2027, no income in foreseeable future
Virginia state tax loss carryforward	2.9	2.9	0.0	2026, no income in foreseeable future
Spain tax loss carryforward	2.6	2.6	0.0	2016-2022, no income in foreseeable future
Belgium tax loss carryforward	3.3	3.3	0.0	Unlimited, no income in foreseeable future
Germany tax capital loss carryforward	3.2	3.2	0.0	Unlimited, no capital gains expected
South Africa tax loss carryforward	0.8	0.8	0.0	Unlimited, no income in foreseeable future
UK tax loss carryforward	10.7	0.0	10.7	Unlimited
France tax loss carryforward	1.6	0.0	1.6	Unlimited
France capital loss carryforward	6.1	6.1	0.0	2011, no capital gains expected

	Gross Tax Assets	Valuation Allowance	Net Deferred Assets	Expiration / Comments
China tax loss carryforward	0.3	0.3	0.0	2009-2012, no income in foreseeable future
Hong Kong tax loss carryforward	0.2	0.2	0.0	Unlimited, no income in foreseeable future
Total tax loss carryforwards	49.2	36.9	12.3

US foreign tax credit carryforward	2.9	2.9	0.0	2009
Total tax loss carryforwards and credit carryforwards	52.1	39.8	12.3

Accrued Liabilities	4.6	4.6	0.0
Accrued Liabilities-Environmental Cleanup (US)	2.7	0.0	2.7	10 year loss carryback
Deferred Income	1.1	1.1	0.0
Other Liabilities	1.5	1.5	0.0
Total Other Assets	9.9	7.2	2.7

Totals	62.0	47.0	15.0

We believe it is more likely than not that the Company will realize its deferred tax assets based on the following:

The UK tax loss carryforward benefit of $10.7M is realizable due to (1) the indefinite carryforward period allowed under UK tax law and (2) deferred tax liabilities for timing differences related to the depreciation of fixed assets in excess of these loss carryforwards.  The France tax loss carryforward benefit of $1.6M is realizable due to (1) the indefinite carryforward period allowed under French tax law and (2) deferred tax liabilities for timing differences related to the depreciation of fixed assets in excess of these loss carryforwards.  The US deferred tax asset benefit of $2.7M related to environmental clean-up costs is realizable  as these deductions are available to be carried back for a 10-year period and do not rely on future taxable income to be realizable.

In future filings, we will disclose our tax credits and net operating loss carryforward benefits on separate line items within our deferred tax assets table.

Schedule 14A

Executive Compensation, page 11

Elements of Executive Compensation, page 12

Annual Incentive Program, page 13

5.
We note the $0.36 EPS target disclosed on page 13.  You also reference, however, “financial goals,” “these goals,” and “each goal” without quantifying what those other goals are.  In future filings, please revise to disclose the other specific performance targets used to determine annual incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

In future filings, we will disclose the specific performance targets used to determine annual incentive amounts.

We acknowledge that :
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (804) 697-1147 if you have any questions, or require any additional information with regard to our response.

Sincerely,

/s/ Joel K. Mostrom
Joel K. Mostrom
Executive Vice President and Chief Financial Officer

cc:           Andrew J. Kohut
President & Chief Executive Officer